SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

02044152

FORM 6-K

6/30/02

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Second Report
for the month of June 2002

ELBIT SYSTEMS LTD.
(Translation of Registrant's Name Into English)

Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Attached hereto as Exhibit 1 and incorporated by reference herein is the registrant's press release dated June 10, 2002 announcing that the registrant has been selected by the Israeli Ministry of Defense to act as a prime contractor on the Israel Defense Force's "Ground Forces Digitalization" Program.

Attached hereto as Exhibit 2 and incorporated by reference herein is the registrant's press release dated June 17, 2002 announcing the registrant's presentation at the Eurosatory 2002 Exhibition, which is located in Le Bourget, France.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD.
(Registrant)

By: A. Tal
Arie Tal
Corporate Secretary

Dated: June 27, 2002

EXHIBIT INDEX

5

EXHIBIT 1

836963_1

6

ELBIT SYSTEMS TO PERFORM "GROUND FORCES DIGITALIZATION" PROGRAM FOR ISRAEL DEFENSE FORCES

Haifa, Israel, June 10, 2002 – Elbit Systems Ltd. (the "Company") (NASDAQ: ESLT), the international defense electronics company, announced today that it has been selected by the Israeli Ministry of Defense ("IMOD") to perform the Israel Defense Force's ("IDF") "Ground Forces Digitalization" Program.

Elbit Systems will serve as prime contractor, with Rafael Armament Development Authority and Tadiran Systems Ltd. acting as major subcontractors. The IMOD has issued to Elbit Systems a request for proposal for the execution of the Program. The parties intend to promptly conduct final negotiations in order to finalize the detailed contract for the Program.

The "Ground Forces Digitalization" Program is based on hardware and software C4I technologies, which have been developed by Elbit Systems, and on the extensive experience of the Company in projects comprising multidisciplinary integration of computerized command and control systems. Under the Program, the existing Command, Control and Communications systems of the ground forces will be integrated, combining additional systems and applications.

The Program includes development, supply and support of software and hardware, such as command and control consoles and terminals as well as information and image processing and dissemination systems. The Program will enable coordination between forces at different command levels, provide situational awareness to maneuvering forces, improve the overall operational capabilities, including survivability and accuracy, while efficiently utilizing manpower and other resources.

The "Ground Forces Digitalization" Program, which is to be performed over a multi-year period, is expected to be material to the Company, both because of its scope and its contribution to Elbit Systems' technology base.

About Elbit Systems

Elbit Systems Ltd. is engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, ground and naval systems, command, control and communications (C^3) and advanced electro-optic technologies. The Company focuses on upgrading of existing military platforms and developing new technologies for defense applications. For further information, please visit the Company web site at www.elbit.co.il

Contact:
Arie Tal, Corporate Secretary
Ilan Pacholder, VP Finance
Elbit Systems Ltd.
Tel: 972 (4) 831-6632

Kimberly Storin
Marilena LaRosa
The Anne McBride Company
Tel: 1212-983-1702
kstorin@annemcbride.com
mlarosa@annemcbride.com

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties or other factors not under the company's control, which may cause actual results, performance or achievements of the company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the company's periodic filings with the Securities and Exchange Commission.

8

EXHIBIT 2

836963_1

COMPANY NEWS

ELBIT SYSTEMS PRESENTS A FULL RANGE OF GROUND FORCES SYSTEMS AND SOLUTIONS AT EUROSATORY 2002

Haifa, Israel, June 17, 2002 – Elbit Systems Ltd. (NasdaqNM: ESLT), will present a full range of ground forces systems and solutions at the Eurosatory 2002 Exhibition, which opened today in Le Bourget, France.

The following systems and technologies are on display:

- Comprehensive solutions for **Visual Intelligence,** from information acquisition to analysis, management and distribution. Information flows from optical sensors mounted on ground vehicles, static stations, naval and air platforms, Unmanned Airborne Vehicles (UAV) and satellites to distribution stations linked to deployed intervention/mission forces.

- Advanced operational concepts and main building blocks for an **Integrated Intelligence, Surveillance and Reconnaissance (ISR) Center,** which include real-time, multi-sensor interpretation solutions, including Elbit Systems' ICE – a family of digital imagery products.

- Next generation of **Tactical Intranet Infrastructures**, which enables the creation of a unified, homogenous communications network from numerous heterogeneous networks (satellites, cellular, LOS radio, data radio, VHF, WLL and others) and implementation of the operational concept of Geographical Publish and Subscribe.

- Newest developments in **Armored Fighting Vehicles (AFV)** and ground vehicle upgrades and equipment will be presented in a working "tanknology demonstrator." Upgrades cover all AFV functions including Mobility, Fire Power and Protection.

- **E-LAWS**, an advanced Laser Warning System for detecting, categorizing and pinpointing various laser threats.

- A customized **Gun and Turret Modernization** package, an all-electric, hydraulic-free upgrade solution for Main Battle Tanks.

- An array of air, naval and ground optical and thermal sensors, payloads and laser solutions.

- Automatic Detection IR System (ADIR) from Ortek, a wholly owned Elbit Systems subsidiary.

- Border Surveillance and Security Systems used to monitor airports, seaports and other high-risk installations. These insure instant detection and rapid response.

- **HERMES 180**, the newest member of Elbit Systems tactical UAV family, addresses needs for high mobility and field deployment. Ideally suited for brigade-level Intelligence, Surveillance, Target Acquisition and Reconnaissance (ISTAR) missions.

Senior management and representatives from Elbit Systems divisions and subsidiaries will be at the stand (Hall 6) for presentations and additional details.

About Elbit Systems Ltd.

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, ground and naval systems, command, control and communications (C^3) and advanced electro-optic technologies. The Company focuses on the upgrading of existing military platforms and developing new technologies for defense applications. For further information, please visit the Company web site at www.elbit.co.il

Contact:

Arie Tal, Corporate Secretary
Ilan Pacholder, VP Finance
Elbit Systems Ltd
Tel: 972-4-831-6632

Kimberly Storin
Marilena LaRosa
The Anne McBride Company
212-983-1702
kstorin@annemcbride.com
mlarosa@annemcbride.com

STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY'S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY'S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.